UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-35284

Ellomay Capital Ltd.

(Translation of registrant’s name into English)

18 Rothschild Blvd., Tel Aviv 6688121, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Explanatory Note

This Report of Foreign Private Issuer on Form 6-K/A of Ellomay Capital Ltd. (the “Company”) is furnished to amend the Report of Foreign Private Issuer on Form 6-K furnished by the Company to the Securities and Exchange Commission on January 27, 2025 (the “Original Report”), solely for the purpose of replacing slides 8 and 25 of the investor presentation attached as exhibit 99.1 to the Original Report, to amend clerical errors in the connection dates (in slide 8) and expected cost (in slide 25) of the solar projects in the USA and in the projections in connection with the Mexia and Talco solar projects to reflect the first full year of operations (in slides 8 and 25).

The amended Exhibit 99.1 is attached hereto and incorporated by reference herein. Except as so amended, the Original Report remains as originally submitted.

Exhibit Index

This Report on Form 6-K of Ellomay Capital Ltd. includes the following document, which is attached hereto and incorporated by reference herein:

Exhibit 99.1	January 2025 Investors Presentation

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: February 4, 2025

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